As filed with the Securities and Exchange Commission on March 25, 2010

Securities Act File No. 333-163745

Investment Company Act File No. 811-06674

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

(Check appropriate box or boxes)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☐
Amendment No. 17	☒

THE GREATER CHINA FUND, INC.

(Exact Name of Registrant as Specified in Charter)

Gateway Center 3

100 Mulberry Street

Newark, New Jersey 07102

(Address of Principal Executive Offices)

(973) 367-7521

(Registrant’s Telephone Number, including Area Code)

Deborah A. Docs

Gateway Center 3

100 Mulberry Street

Newark, New Jersey 07102

(Name and Address of Agent for Service)

with copies to:

William G. Farrar	Thomas A. Hale
Sullivan & Cromwell LLP	Skadden, Arps, Slate, Meagher & Flom LLP
125 Broad Street	155 North Wacker Drive
New York, New York 10004	Chicago, IL 60606
(212) 558-4000	(312) 407-0570

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☐

It is proposed that this filing will become effective (check appropriate box)

☐ when declared effective pursuant to section 8(c)

If appropriate, check the following box:

☐ this [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐ This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is -    .

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form N-2 (File No. 333-163745) of The Greater China Fund Inc. (the “Registration Statement”) and Amendment No. 17 (“Amendment No. 17”) to the Fund’s Registration Statement under the Investment Company Act of 1940, as amended (File No. 811-06674), is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing an exhibit to the Registration Statement. Accordingly, Amendment No. 1 and Amendment No. 17 (collectively, the “Amendment”) consist only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Amendment does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Amendment shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS.

1.	(a)	Financial Statements (included in the Statement of Additional Information and incorporated by reference to the Registrant’s Form N-CSR (No. 811-06674) filed on March 4, 2010).

Report of Independent Registered Public Accounting Firm.

Portfolio of Investments as of December 31, 2009.

Statement of Assets and Liabilities as of December 31, 2009.

Statement of Operations for the fiscal year ended December 31, 2009.

Statements of Changes in Net Assets for the fiscal years ended December 31, 2009 and 2008.

Notes to Financial Statements.

Financial Highlights for a share of common stock outstanding during each of the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005.

	(b)	Financial Statements (included in the Statement of Additional Information and incorporated by reference to the Registrant’s Form N-CSR (No. 811-06674) filed on March 4, 2010).

Portfolio of Investments as of December 31, 2009.

Statement of Assets and Liabilities as of December 31, 2009.

Statement of Operations for the fiscal year ended December 31, 2009.

Statements of Changes in Net Assets for the fiscal year ended December 31, 2009 and 2008.

Notes to Financial Statements.

Financial Highlights for a share of common stock outstanding during each of the fiscal years ended December 31, 2009, 2008, 2007, 2006, and 2005.

2.		Exhibits:

(a)		Articles of Incorporation of the Registrant. (a)

(b)		Amended and Restated By-Laws of the Registrant. (b)

(c)		Not applicable.

(d)		(1) Specimen certificates for Common Stock. (c)

(2) Form of Subscription Certificate. (j)

(3) Form of Notice of Guaranteed Delivery. (i)

(e)		Dividend Reinvestment Plan. (k)

(f)		Not applicable.

(g)	Investment Management Agreement between the Registrant and Baring Asset Management (Asia) Limited. (d)

(h)	Form of Dealer Manager Agreement between the Registrant, Baring Asset Management (Asia) Limited and UBS Securities LLC. (l)

(i)	Not applicable.

(j)	(1) Custodian Agreement between the Registrant and The Bank of New York. (e)

(2) Amendment to the Custodian Agreement between the Registrant and The Bank of New York Mellon Corporation.*

(3) Administration Agreement between the Registrant and Prudential Investments LLC. (f)

(k)	(1) Transfer Agency Services Agreement between the Registrant and PNC Global Investment Servicing Inc. (formerly known as PFPC Inc.), as amended. (g)

(2) Form of Subscription Agency Agreement between the Registrant and The Colbent Corporation. (m)

(3) Form of Information Agent Agreement between The Altman Group, Inc. and the Registrant. (n)

(l)	Opinion and Consent of DLA Piper (US) LLP. (o)

(m)	Not applicable.

(n)	Consent of KPMG LLP, independent accountants for the Registrant.*

(o)	Not applicable.

(p)	Not applicable.

(q)	Not applicable.

(r)	(1) Code of Ethics of the Registrant adopted pursuant to Rule 17j-1 of the 1940 Act. (h)

(2) Code of Ethics of Baring Asset Management (Asia) Limited adopted pursuant to Rule 17j-1 of the 1940 Act. (i)

(s)	Power of Attorney.**

*	Filed herewith.
**	Previously filed.

(a)	Incorporated by reference to Exhibit 2(a) filed with the Registrant’s Registration Statement on Form N-2 (No. 333-112505) filed on April 8, 2004.

(b)	Incorporated by reference to Exhibit 2(b) filed with the Registrant’s Registration Statement on Form N-2 (No. 333-163745) filed on February 19, 2010.

(c)	Incorporated by reference to Exhibit 2(d)(1) filed with the Registrant’s Registration Statement on Form N-2 (No. 333-112505) filed on April 8, 2004.

(d)	Incorporated by reference to Exhibit 2(g) to the Registrant’s Registration Statement on Form N-2 (No. 333-112505) filed on September 23, 2005.

(e)	Incorporated by reference to Exhibit (j)(1) to the Registrant’s Registration Statement on Form N-2 (No. 333-112505) filed on November 9, 2005.

(f)	Incorporated by reference to Exhibit (j)(3) to the Registrant’s Registration Statement on Form N-2 (No. 333-163745) filed on December 16, 2009.

(g)	Incorporated by reference to Exhibit 2(k)(1) to the Registrant’s Registration Statement on Form N-2 (No. 333-112505) filed on April 8, 2004 and Exhibit 2(k)(1) to the Registrant’s Registration Statement on Form N-2 (No. 333-112505) filed on November 4, 2005.

(h)	Incorporated by reference to Exhibit 2(r)(1) to the Registrant’s Registration Statement on Form N-2 (No. 333-112505) filed on February 5, 2004.

(i)	Incorporated by reference to Exhibit 2(r)(2) to the Registrant’s Registration Statement on Form N-2 (No. 333-112505) filed on April 8, 2004.

(j)	Incorporated by reference to Exhibit 2(d)(2) filed with the Registrant’s Pre-Effective Amendment No. 2 to Registration Statement on Form N-2 (No. 333-163745) filed on March 16, 2010.

(i)	Incorporated by reference to Exhibit 2(d)(3) filed with the Registrant’s Pre-Effective Amendment No. 2 to Registration Statement on Form N-2 (No. 333-163745) filed on March 16, 2010.

(k)	Incorporated by reference to Exhibit 2(e) filed with the Registrant’s Pre-Effective Amendment No. 2 to Registration Statement on Form N-2 (No. 333-163745) filed on March 16, 2010.

(l)	Incorporated by reference to Exhibit 2(h) filed with the Registrant’s Pre-Effective Amendment No. 2 to Registration Statement on Form N-2 (No. 333-163745) filed on March 16, 2010.

(m)	Incorporated by reference to Exhibit 2(k)(2) filed with the Registrant’s Pre-Effective Amendment No. 2 to Registration Statement on Form N-2 (No. 333-163745) filed on March 16, 2010.

(n)	Incorporated by reference to Exhibit 2(k)(3) filed with the Registrant’s Pre-Effective Amendment No. 2 to Registration Statement on Form N-2 (No. 333-163745) filed on March 16, 2010.

(o)	Incorporated by reference to Exhibit 2(l) filed with Registrant’s Pre-Effective Amendment No. 2 to Registration Statement on Form N-2 (No. 333-163745) filed on March 16, 2010.

ITEM 26. MARKETING ARRANGEMENTS.

Not applicable.

ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

Registration fees	$6,300
NYSE listing fee	$25,000
Printing and Postage (including subscription certificates)	$75,000
Fees and expenses of qualifications under state securities laws (including fees of counsel)	$0
Legal fees and expenses	$350,000
Accounting fees and expenses	$25,000
National Association of Securities Dealers fees	$19,000
Reimbursement of Dealer Manager expenses	$100,000
Subscription Agent fee and expenses	$25,000
Information Agent fees and expenses	$15,000
Miscellaneous	$59,700

Total	$700,000

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT.

None.

ITEM 29. NUMBER OF HOLDERS OF SECURITIES.

TITLE OF CLASS	NUMBER OF RECORD HOLDERS AT MARCH 5, 2010

Common Stock, par value $0.001 per share	295

ITEM 30. INDEMNIFICATION.

The Maryland General Corporation Law (the “MGCL”) permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Article EIGHTH (8) of the charter of the Registrant contains such a provision which eliminates such liability to the fullest extent permitted by Maryland law, subject to limitations of the 1940 Act.

Article EIGHTH (8) of the Registrant’s charter provides that the Registrant shall indemnify its directors and officers to the fullest extent permitted by the MGCL. The Registrant’s Board of Directors may make further provision for indemnification of directors, officers, employees and agents to the fullest extent permitted by Maryland law.

Article IX of the Registrant’s bylaws requires the Registrant to indemnify current or former directors and officers of the Registrant to the full extent permissible under the MGCL and the Securities Act. Employees and agents who are not officers or directors of the Registrant may be indemnified in the same manner, and to such further extent as may be provided by action of the Board of Directors or by contract. In addition, the Registrant may purchase insurance on behalf of any current or former director, officer, employee or agent of the Registrant with respect to certain liabilities. The bylaws provide, however, that the Registrant’s directors and officers shall not be indemnified against liability arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office.

The MGCL requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity or in the defense of any issue, claim or matter in such a proceeding. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceedings to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance the reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

Insofar as indemnification for liability arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Reference is made to Section 7(a) of the Dealer Manager Agreement, a form of which will be filed as Exhibit 2-(h)(1) hereto, for provisions relating to the indemnification of the Dealer Manager. Reference is also made to Section 3 of the Management Agreement, which is filed as Exhibit 2(g) hereto, for provisions relating to the indemnification of the Investment Manager.

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISOR.

Information as to the directors and officers of Baring Asset Management (Asia) Limited is included in its Form ADV filed with the SEC (SEC File No. 801-56176) and is incorporated herein by reference thereto.

Set forth below is a list of each executive officer, director and partner of the Investment Manager (other than those listed in the ADV) indicating each business, profession, vocation or employment of a substantial nature in which each such person has been engaged since January 1, 2008 for his own account or in the capacity of director, officer, employee, partner or trustee.

Name	Position with the Investment Manager	Other Substantial Business, Profession, Vocation or Employment
Agnes Deng	Head of HK China Equities, Baring Asset Management (Asia) Limited	None

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS.

Certain accounts, books and other documents required to be maintained pursuant to Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained by Prudential Investments LLC, Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102. Records relating to the duties of the Registrant’s custodian are maintained by The Bank of New York Mellon Corporation, One Wall Street, New York, New York 10026 and those relating to the duties of the transfer agent, dividend paying agent and registrar are maintained by PNC Global Investment Servicing Inc., 4400 Computer Drive, Westboro, Massachusetts 01580.

ITEM 33. MANAGEMENT SERVICES.

Not applicable.

ITEM 34. UNDERTAKINGS.

(1)      Registrant undertakes to suspend the offering of the shares of Common Stock covered hereby until it amends its Prospectus contained herein if (a) subsequent to the effective date of this Registration Statement, its net asset value per share of Common Stock declines more than 10% from its net asset value per share of Common Stock as of the effective date of this Registration Statement, or (b) its net asset value per share of Common Stock increases to an amount greater than its net proceeds as stated in the Prospectus contained herein.

(2)      Not applicable.

(3)      Not applicable.

(4)      Not applicable.

(5)      Registrant undertakes that:

(a)      For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(b)      For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)      Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York on March 25, 2010.

THE GREATER CHINA FUND, INC. (Registrant)

By:	/s/ Brian A. Corris
Brian A. Corris
President (Principal Executive Officer)

Pursuant to the requirements of the Securities Act, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signatures	Title	Date

*
Edward Y. Baker	Chairman and Director	March 25, 2010

*
John A. Bult	Director	March 25, 2010

*
Vincent Duhamel	Director	March 25, 2010

*
Jonathan A. Hawkins	Director	March 25, 2010

*
C. William Maher	Director	March 25, 2010

*
Jonathan J.K. Taylor	Director	March 25, 2010

*
Tak Lung Tsim	Director	March 25, 2010

*
Brian A. Corris	President (Principal Executive Officer)	March 25, 2010

*
Grace C. Torres	Treasurer and Vice President (Principal Financial Officer)	March 25, 2010

*By:	/s/ Deborah A. Docs
	Deborah A. Docs	Pursuant to the power of attorney